Exhibit 21

Subsidiaries of Wonhe High-Tech International, Inc.

World Win International Holding Ltd. (BVI), a British Virgin Islands company

Kuayu International Holdings Group Limited (Hong Kong), a Hong Kong company

Shengshihe Management Consulting (Shenzhen) Co., Ltd, a Chinese company

Shenzhen Wonhe Technology Co., Ltd., a Chinese company (variable interest entity/controlled affiliate)